[redacted]

AB 3/5

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

SECURITIE
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09056738

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52622

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Haley Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10703 J St. Ste 102
(No. and Street)

Omaha | Ne | 68127
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Blackman + Associates, P.C.
(Name – *if individual, state last, first, middle name*)

17445 Arbor St. Ste 200 Omaha Ne 68130
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BP 3/13

OATH OR AFFIRMATION

I, John E. Haley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Haley Securities, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

GENERAL NOTARY - State of Nebraska
RONALD D. ROHLFS
My Comm. Exp. Aug. 6, 2012

John E. Haley
Signature

President
Title

Ronald D. Rohlfs
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- N/A [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Haley Securities, Inc.

Financial Statements With
Additional Information and
Independent Auditors' Report

December 31, 2008

BLACKMAN & ASSOCIATES, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

January 31, 2009

Board of Directors and Stockholder
Haley Securities, Inc.
Omaha, Nebraska

We hereby consent to the use of the audited financial statements of Haley Securities, Inc. as of December 31, 2008 and for the year then ended as needed for licensing and other purposes.

Blackman & Associates, P.C.

Blackman & Associates, P.C.

17445 Arbor Street, #200 • Omaha, Nebraska 68130 • Ph (402) 330-1040 • Fax (402) 333-9189

Table of Contents

BLACKMAN & ASSOCIATES, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Financial Statements and Supplementary Information

Board of Directors and Stockholders
Haley Securities, Inc.
Omaha, Nebraska

We have audited the accompanying balance sheet of Haley Securities, Inc. as of December 31, 2008, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Haley Securities, Inc. as of December 31, 2008, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 9 - 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Blackman & Associates, P.C.

Omaha, Nebraska
January 31, 2009

17445 Arbor Street, #200 • Omaha, Nebraska 68130 • Ph (402) 330-1040 • Fax (402) 333-9189

Haley Securities, Inc.
Balance Sheet
December 31, 2008

Assets

Current Assets:		
Cash		$ 39,811
Savings		71,924
Investment in CD		32,400
Receivable – other (Note D)		565
CRD – Escrow (Note F)		1,358
Prepaid expenses		16,703
Total Current Assets		162,761
Property, at cost:		
Furniture and equipment	$ 17,858	
Accumulated depreciation	(8,978)	8,880
Total Assets		$ 171,641

Liabilities and stockholders' equity

Current Liabilities:		
Accounts payable		$ 4,000
Credit card payable		157
Accrued expenses		852
Total Current Liabilities		5,009
Stockholders' Equity (Note C):		
Common stock; $1 par value; 10,000 shares authorized; 1,000 shares issued and outstanding	$ 1,000	
Retained earnings	165,632	166,632
Total Liabilities and Stockholders' Equity		$ 171,641

The accompanying notes are an integral part
of these financial statements.

Haley Securities, Inc.
Statement of Operations
December 31, 2008

Revenues:		
Placement fees	$	1,456,300
Interest income		4,865
Total Revenues		1,461,165
Operating Expenses:		
Commissions		818,539
Computer services		2,228
Dues & subscriptions		2,790
Employee benefits		6,839
Equipment rental		2,556
Insurance		9,252
Licenses & permits		15,066
Meals and lodging		5,185
Miscellaneous expenses		628
Office expenses		7,681
Printing expenses		5
Salary		576,259
Professional fees		45,648
Rent		13,587
Taxes – payroll		40,632
Taxes -- other		1,246
Travel		5,144
Utilities		7,292
Depreciation		2,372
Total Operating Expenses		1,562,949
Net Loss	$(	101,784)

The accompanying notes are an integral part
of these financial statements.

Haley Securities, Inc.
Statement of Changes in Stockholders' Equity
December 31, 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2007	$ 1,000	$ -	$ 267,416	$ 268,416
Net Loss	-	-	(101,784)	(101,784)
Balance, December 31, 2008	$ 1,000	$ -	$ 165,632	$ 166,632

The accompanying notes are an integral part
of these financial statements.

Haley Securities, Inc.
Statement of Cash Flows
December 31, 2008

Cash Flows From Operating Activities:	
Net Loss	$(101,784)
Adjustment to Reconcile Net Loss to Net Cash Provided by Operating Activities:	
Non-Cash Items Included in Net Loss:	
Depreciation	2,372
Increase in long term investment	(1,248)
(Increase) Decrease in Operating Assets:	
Receivable - other	(95)
CRD	(653)
Prepaid expense	(1,010)
Increase (Decrease) in Operating Liabilities:	
Credit card payable	127
Accrued expenses	125
Net Cash (Used) By Operating Activities	(102,166)
Net Decrease in Cash and Cash Equivalents	(102,166)
Cash and Cash Equivalents, Beginning of Year	213,901
Cash and Cash Equivalents, End of Year	$ 111,735
Supplemental Disclosure of Cash Flow Information:	
Cash paid for interest	$ --
Cash paid for taxes	$ --

The accompanying notes are an integral part
of these financial statements.

Note A – Organization and Business

Haley Securities, Inc. is a Nebraska corporation that operates as a registered broker-dealer and acts as an agent in the sale of real estate interests for limited partnerships in which the Company's stockholders are a partner or manager.

Note B – Summary of Significant Accounting Policies

This summary of significant accounting policies of Haley Securities, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

Basis of Accounting
The Company prepares its financial statements on the accrual basis using generally accepted accounting principles.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and Equipment
All property is stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any resulting gain or loss on disposition is reflected in operations. Repairs and maintenance are expensed as incurred; expenditures for additions, improvements and replacements are capitalized. Depreciation expense for the year ended December 31, 2008 was $2,372.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2008.

Income Taxes
The Company elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. The income of the Company is passed through to the individual stockholders who report it on their personal tax return. Therefore, there is no provision or liability for federal or state income taxes reflected in these financial statements.

Note C – Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934. This rule requires the Company to maintain net capital of at least $5,000 and is not permitted to exceed a ratio of aggregate indebtedness to net capital of 15 to 1, both as defined in the Rule. At December 31, 2008, the Company had net capital of $139,045, which was $134,045 in excess of its requirement. The Company's ratio of aggregate indebtedness to net capital was .04 to 1 at December 31, 2008.

Note D – Related Party Transactions

The shareholders of the Company are affiliated with Haley Associates Limited Partnership through common ownership. Haley Associates Limited Partnership paid placement fees to the Company for an equity raise completed in 2008. The placement fees paid for the year ended December 31, 2008 were $1,456,300.

At December 31, 2008, there was an amount receivable from Haley Associates Limited Partnership of $565.

The company rents office space from an entity that is affiliated with the shareholders through common ownership. Total rent paid to that entity was $13,467 during the year ended December 31, 2008. See Note G for future minimum rental commitments.

Note E - Concentrations

100% of placement fees were generated from a single equity raise completed for Haley Associates Limited Partnership for the year ended December 31, 2008 (See Note D).

Note F – Restricted Cash

The CRD - Escrow account contains restricted cash used to pay for new or renewal licensing fees to federal and state agencies.

Note G – Commitments

The Company leases its facility from a related party as discussed in Note D. Future minimum rental commitments under this non-cancelable lease are as follows as of December 31, 2008:

For Year Ending December 31:	
2009	13,467
2010	13,467
2011	13,467
2012	13,890
2013	13,890
Total	$ 68,181

Note H – Employee Benefit Plan

The Company has a qualified 401(k) plan which covers substantially all employees meeting certain eligibility requirements. Participants may contribute a portion of their compensation to the plan, up to the maximum amount permitted under Section 401(k) of the Internal Revenue Code. The Company matches the employee contributions up to 4% of eligible wages. The Company's matching contribution was $5,223 for the year ended December 31, 2008.

Note I – Concentration of Credit Risk

The Company maintains cash balances in one financial institution. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times the balances in the Company's accounts may exceed this limit.

SUPPLEMENTARY SCHEDULES

Haley Securities, Inc.
Computation of Aggregate Indebtedness and Net Capital in Accordance with Rule 15c3-1 Under the Securities Exchange Act of 1934
December 31, 2008

Aggregate Indebtedness:		
Total Liabilities		$ 5,009
Total Aggregate Indebtedness		$ 5,009
Net Capital:		
Credit items:		
Common stock	$ 1,000	
Additional paid-in capital	--	
Retained earnings	165,632	$ 166,632
Deduct Nonallowable Assets:		
Property and other assets, net of accumulated depreciation and amortization	8,880	
Prepaid expenses and other assets	18,626	
Haircut on securities	81	27,587
Net Capital		$ 139,045
Capital Requirements:		
Minimum dollar requirement		$ 5,000
Net capital exceeding requirements		134,045
Net Capital		$ 139,045
Percentage of Aggregate Indebtedness to Net Capital		4.0%

Haley Securities, Inc.

Reconciliation of Net Capital and Aggregate Indebtedness per Audit Report to Client's FOCUS Report

December 31, 2008

Aggregate indebtedness per audit report	$	5,009
Aggregate indebtedness per FOCUS Report		5,009
Difference	$	0
Net capital per audit report	$	139,045
Net capital per FOCUS Report		139,045
Difference	$	0

This firm claims exemption to SEC Rule 15c3-3 pursuant to subparagraph k2i.

This firm claims exemption to SEC Rule 15c3-3 pursuant to subparagraph k2i.

BLACKMAN & ASSOCIATES, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Internal Control

Board of Directors and Stockholders
Haley Securities, Inc.
Omaha, Nebraska

In planning and performing our audit of the financial statements of Haley Securities, Inc. (the Company) as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governers of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

17445 Arbor Street, #200 • Omaha, Nebraska 68130 • Ph (402) 330-1040 • Fax (402) 333-9189

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Blackman & associates, P.C.

Omaha, Nebraska
January 31, 2009

END